SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 18, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated October 18, 2007: Nokia reports Q3 2007 net sales of EUR 12.9 billion and EPS of EUR 0.40

PRESS RELEASE October 18, 2007

Nokia reports Q3 2007 net sales of EUR 12.9 billion and EPS of EUR 0.40

Nokia market share grows to an estimated 39%; total device operating margin up sequentially

	NOKIA IN THE THIRD QUARTER 2007*
EUR million	Q3/2007 **	Q3/2006 **	Change
Net sales	12 898	10 100	28%
Mobile Phones	6 131	5 949	3%
Multimedia	2 580	2 092	23%
Enterprise Solutions	526	257	105%
Nokia Siemens Networks	3 674	1 804
Operating profit	1 862	1 100	69%
Mobile Phones	1 388	779	78%
Multimedia	575	366	57%
Enterprise Solutions	88	-65
Nokia Siemens Networks***	-120	131
Group Common Functions	-69	-111
Operating margin (%)	14.4	10.9
Mobile Phones (%)	22.6	13.1
Multimedia (%)	22.3	17.5
Enterprise Solutions (%)	16.7	-25.3
Nokia Siemens Networks (%)***	-3.3	7.3
Net profit	1 563	845	85%
EPS, EUR
Basic***	0.40	0.21	90%
Diluted***	0.40	0.21	90%

* As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the third quarter 2007 are not directly comparable to results for the third quarter 2006. Nokia’s third quarter 2006 included the former Nokia Networks business group only.

** Q3 2007 special items:

•                  EUR 86 million restructuring charge and other one-time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating profit)

•                  EUR 60 million gain on sale of real estate (impacting Group Common Functions operating profit)

•                  Excluding special items, diluted EPS was EUR 0.40

** Q3 2006 special items:

•                  Mobile Phones operating profit included charges of EUR 128 million primarily related to the restructuring of the CDMA business and associated asset write-downs.

•                  Excluding this special item, diluted EPS was EUR 0.23.

*** Important note to Nokia Siemens Networks Q3 2007 operating profit and Nokia EPS: In addition to the ‘special items’ listed above, Nokia Siemens Networks reported operating profit also included EUR 144 million in intangible asset amortization and other Purchase Price Accounting related items.

THIRD QUARTER 2007 HIGHLIGHTS

•                  Nokia diluted EPS of EUR 0.40, excluding special items, growing 74% from Q3 2006.

•                  Nokia operating cash flow of EUR 2.0 billion.

•                  Nokia operating margin of 14.6%, up sequentially from 11.0% in Q2 2007, excluding special items.

•                  Nokia device volumes of 111.7 million units, up 11% sequentially and up 26% year on year.

•                  Estimated industry device volumes of 286 million units, up 9% sequentially and up 17% year on year.

•                  Nokia estimated device market share of 39%, up from 38% in Q2 2007 and up from 36% in Q3 2006.

•                  The proportion of devices Nokia sold in the under EUR 30 category increased significantly, both sequentially and year on year.

•                  Total device operating margin, and Mobile Phones gross margin, increased sequentially, despite Nokia’s total device ASP of EUR 82 decreasing from EUR 90 in Q2 2007.

•                  Nokia Siemens Networks operating margin, excluding special items, was -1.0% and was a positive 3.0%, excluding special items and Purchase Price Accounting related items.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

Nokia strengthened its leading position in the device industry in the third quarter. In a strong market, we simultaneously gained market share and increased our operating margins. The quality and depth of our device portfolio continues to give us a good competitive edge and we believe our portfolio looks promising for next year.

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the fourth quarter 2007 to be up sequentially.

•                  We expect Nokia’s device market share in the fourth quarter 2007 to be approximately at the same level sequentially, leading to an estimated increase of our market share in the full year of 2007.

•                  Nokia expects that the mobile device market volume will be approximately 1.1 billion units in 2007, up from the approximately 978 million units Nokia estimated for 2006.

•                  Nokia continues to expect the device industry to experience value growth in 2007, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•                  Nokia continues to expect very slight market growth for the mobile and fixed infrastructure and related services market in euro terms in 2007.

•                  Nokia and Nokia Siemens Networks cost synergy target for Nokia Siemens Networks continues to be to achieve approximately EUR 1.5 billion of annual cost synergies by the end of 2008.

•                  Nokia and Nokia Siemens Networks have identified a further EUR 500 million of annual cost synergies, the majority of which we now estimate will be realized by the end of 2008.

•                  Nokia is updating its previous estimate of EUR 1.5 billion in charges associated with cost synergies for Nokia Siemens Networks, and such charges are now estimated to be slightly above EUR 2 billion. The total estimated charges reflect the total annual EUR 2 billion cost synergy target and the increased visibility on the additional EUR 500 million of targeted cost synergies, including the potential need to further refine Nokia Siemens Networks’ product portfolio in a way not previously identified at the formation of Nokia Siemens Networks on April 1, 2007.

•                  Nokia estimates that the majority of the remaining estimated charges associated with cost synergies for Nokia Siemens Networks will be recorded in the fourth quarter 2007. The total restructuring charges recorded by the end of the third quarter 2007 are EUR 991 million.

Q3 2007 FINANCIAL HIGHLIGHTS

(Comparisons are given to the third quarter 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the third quarter 2007 are not directly comparable to results for the third quarter 2006. Nokia’s third quarter 2006 included the former Nokia Networks business group only.

Nokia Group

Nokia’s third quarter 2007 net sales increased 28% to EUR 12.9 billion, compared with EUR 10.1 billion in the third quarter 2006. At constant currency, group net sales would have increased 32%.

Nokia’s third quarter 2007 operating profit grew 69% to EUR 1.9 billion (including the EUR 26 million net negative impact of special items), compared with EUR 1.1 billion in the third quarter 2006 (including the negative impact of the EUR 128 million special item). The special items for the third quarter 2007 included a EUR 86 million restructuring charge and other one-time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating profit); and a EUR 60 million gain on sale of real estate (impacting Group Common Functions). Nokia’s third quarter 2007 operating margin was 14.4% (10.9%), including the EUR 26 million net negative impact of the special items. Excluding the special items, Nokia’s third quarter 2007 operating margin was 14.6% (12.2%).

Operating cash flow for the third quarter 2007 was EUR 2.0 billion, compared with EUR 1.0 billion for the third quarter 2006, and total combined cash and other liquid assets were EUR 9.2 billion, compared with EUR 8.5 billion at December 31, 2006. As of September 30, 2007, our net debt-equity ratio (gearing) was -51%, compared with -68% at December 31, 2006.

Mobile devices

In the third quarter 2007, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 111.7 million units, representing 26% year on year growth and an 11% sequential increase. The overall industry volume for the same period reached an estimated 286 million units, representing 17% year on year growth and a 9% sequential increase.

Converged device industry volumes increased to an estimated 31.7 million units, compared with 19.5 million units in the third quarter 2006. Nokia’s own converged device volume rose to 16.0 million units, compared with 10.4 million units in the third quarter 2006. Nokia shipped well over 9 million Nokia Nseries and almost 2 million Nokia Eseries devices during the third quarter 2007.

The following chart sets out Nokia’s mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q3 2007	Q3 2006	YoY Change	Q2 2007	QoQ Change
			(%)		(%)
Europe	29.0	24.8	16.9	27.1	7.0
Middle East & Africa	19.3	13.3	45.1	17.1	12.9
China	18.9	13.8	37.0	15.9	18.9
Asia-Pacific	29.5	20.9	41.1	25.6	15.2
North America	5.4	5.8	-1.7	4.1	39.0
Latin America	9.6	9.9	-3.0	11.0	-12.7
Total	111.7	88.5	26.2	100.8	10.8

Based on our preliminary market estimate, Nokia’s market share for the third quarter 2007 was 39%, compared with 36% in the third quarter 2006 and 38% in the second quarter 2007. Nokia’s year on year market share increase was driven primarily by strong gains in Europe, Middle East &

Africa, Asia-Pacific and China. Nokia’s market share decreased year on year in Latin America and North America. Nokia had strong sequential market share gains in North America and to a lesser degree in China and Asia-Pacific. Nokia’s market share decreased sequentially in Europe, Latin America and Middle East & Africa. Nokia’s device volumes for the third quarter 2007 were somewhat constrained by component shortages, which continue to some degree in the fourth quarter 2007. In a strongly growing market, these component shortages are linked to the expected high demand for Nokia products and seasonal industry growth in the fourth quarter.

Nokia’s average selling price in the third quarter 2007 was EUR 82, down from EUR 93 in the third quarter 2006 and down from EUR 90 in the second quarter 2007. The lower year on year and sequential ASP in the third quarter 2007 was primarily the result of a significantly higher proportion of entry level device sales, especially in the under EUR 30 category where industry growth has been very strong and where Nokia has the leading market share. Nokia’s margins were strong in entry-level devices (including the under EUR 30 category) in the third quarter 2007; driven by Nokia’s scale, low cost structure, world class distribution and leading brand.

Business Groups

Mobile Phones

Third quarter 2007 net sales grew 3% to EUR 6.1 billion, compared with EUR 5.9 billion in the third quarter 2006. Strong overall volume growth was partially offset by a significant ASP decline year on year, driven primarily by a higher proportion of entry-level sales. Net sales year on year growth was strongest in Asia-Pacific and Middle East & Africa, followed by China. Net sales were down significantly in North America, and to a lesser degree in Latin America and Europe year on year.

Mobile Phones operating profit grew 78% to EUR 1.4 billion, compared with EUR 779 million in the third quarter 2006, with an operating margin of 22.6% (13.1%). Third quarter 2006 reported operating profit included a charge of EUR 128 million primarily related to the restructuring of the CDMA business and associated asset write-downs. The 53% increase in operating profit for the third quarter 2007, excluding these charges, was driven primarily by an improved gross margin, compared to the third quarter 2006. The increase in Mobile Phones gross margin was primarily due to newer and more profitable products across its range.

Multimedia

Third quarter 2007 net sales increased 23% to EUR 2.6 billion, compared with EUR 2.1 billion in the third quarter 2006. Multimedia net sales were up in all regions, with growth strongest in Latin America and North America. However, Latin America and North America net sales continue to be relatively small. Multimedia net sales growth was driven by high volumes of Nokia Nseries multimedia computers, especially the Nokia N70, Nokia N73 and Nokia N95.

Multimedia third quarter operating profit grew 57% to EUR 575 million, compared with EUR 366 million in the third quarter 2006, with an operating margin of 22.3% (17.5%). Operating profit growth in the third quarter 2007 was driven by strong net sales growth and improved gross margins from a solid product portfolio, compared to the third quarter 2006.

Enterprise Solutions

Third quarter 2007 net sales increased 105% to EUR 526 million, compared with EUR 257 million in the third quarter 2006. Net sales were up significantly year on year in all regions except North America. Net sales were driven primarily by strong volume growth in Enterprise Solutions device business, especially the Nokia E65, compared to the third quarter 2006.

In the third quarter 2007, Enterprise Solutions operating profit was EUR 88 million, compared with an operating loss of EUR 65 million in the third quarter 2006, with an operating margin of 16.7% (-25.3%). The significantly improved operating performance for the third quarter 2007 reflected strong net sales growth and effective cost control, compared to the third quarter 2006.

Nokia Siemens Networks

Third quarter 2007 net sales were EUR 3.7 billion. The third quarter 2007 results of Nokia Siemens Networks are not directly comparable to the third quarter of 2006 as it included the former Nokia Networks business group only. However, net sales were up 7% compared to the second quarter of 2007, which was the first quarter of operations for Nokia Siemens Networks.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q3 2007	Q2 2007	QoQ Change
			(%)
Europe	1 500	1 186	25.9
Middle East & Africa	448	369	21.3
China	372	294	26.4
Asia-Pacific	849	1 183	-27.8
North America	152	164	-7.0
Latin America	353	242	46.0
Total	3 674	3 438	6.9

Nokia Siemens Networks third quarter operating profit was negative EUR 120 million, with an operating margin of -3.3%. The reported third quarter 2007 operating profit included a charge of EUR 86 million related to Nokia Siemens Networks restructuring costs and other one time items. The operating profit for the third quarter 2007, excluding these special items, was negative EUR 34 million, with an operating margin of -1.0%, improving from the comparable second quarter 2007 operating margin of -10.5%. The improvement in the operating margin was driven by higher net sales and the absence of the acquisition related inventory value adjustments of EUR 182 million, which only impacted the second quarter of 2007. The operating profit in the third quarter 2007 also included EUR 144 million for intangible asset amortization and other Purchase Price Accounting related items. Third quarter 2007 operating margin was a positive 3.0%, excluding both the special items and the Purchase Price Accounting related items.

Q3 2007 OPERATING HIGHLIGHTS

Nokia

•                  Nokia introduced Ovi, the company’s new Internet services brand name. Ovi, meaning ‘door’ in Finnish, will enable consumers to easily access their existing social network, communities and content, and will act as a gateway to Nokia services.

•                  As part of Ovi, Nokia announced the Nokia Music Store and N-Gage, two services that make it easy for people to discover, try and buy music and games from a range of artists and publishers, including exclusive content only available through Nokia.

•                  In July, Nokia acquired Twango, which provides a comprehensive media sharing solution for organizing and sharing photos, videos and other personal media. By acquiring Twango, Nokia will be able to offer people an easy way to share multimedia content through their desktop and mobile devices. This acquisition was followed by the acquisition of Enpocket, a global leader in mobile advertising, announced in the third quarter 2007 and closed early during the fourth quarter 2007; and the agreement announced early in the fourth quarter 2007 to acquire NAVTEQ, a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The acquisition of NAVTEQ is not yet closed.

Mobile Phones

The following devices were announced during Q3:

•                  Nokia 5310 XpressMusic and Nokia 5610 XpressMusic, both with dedicated music keys, expanded memory, large screens and extended battery performance.

•                  Nokia 6301, a stainless steel device offering consumers seamless voice and data mobility across GSM cellular and WLAN networks via Unlicensed Mobile Access (UMA) technology.

•                  Nokia 6555, the first phone with a unique smooth-back fold design. In the US, the Nokia 6555 is exclusively available from AT&T.

•                  Nokia’s Prism collection, comprising the Nokia 7900 Prism and the Nokia 7500 Prism – the latest range of mobile phones aimed at style-conscious consumers. The Prism collection features a diamond-cut design with sharp angled lines, geometric patterns and graphic light-refracting colors.

Multimedia

•                  Nokia announced two new Nokia Nseries devices: Nokia N81 8GB, an entertainment focused multimedia computer and Nokia N95 8GB, which follows the success of the original Nokia N95 with a larger display, enhanced usage times and 8 gigabytes of memory capacity.

•                  The Nokia N95 multimedia computer has been voted ‘the European Media Phone of the Year 2007-2008’ by the European Imaging and Sound Association (EISA), Europe’s leading association for consumer electronics.

Enterprise Solutions

•                  The Nokia E51 was announced during the third quarter. This stylish dual-mode business smartphone is designed for great cellular performance as well as integration with corporate telephony systems from partners such as Cisco and Alcatel. The device will be featured as part of BT’s Corporate Fusion program

•                  Nokia announced Mail for Exchange 2.0 for Nokia Eseries and selected Nokia Nseries devices, providing seamless access to Microsoft Exchange servers from a Nokia device with improved user experience.

•                  Nokia won 10 new Nokia Intellisync wireless email operator accounts worldwide, marking the most contracts signed in any single quarter since the Intellisync acquisition.

•                  Nokia completed a refresh of its security appliance product line with the launch of the Nokia IP2450. This high-performance appliance leverages new Intel technology designed to deliver leading price performance to our enterprise security customers.

Nokia Siemens Networks

•                  Nokia Siemens Networks announced it would expand its R&D competence in Chengdu, China and would invest USD 100 million to strengthen operations in India. The company also announced that its Services business unit would be based in India.

•                  Contracts won included a USD 900 million end-to-end network expansion with Bharti Airtel in India; a EUR 180 million GSM/EDGE deal with Henan MCC in China; a multi-vendor IP network maintenance agreement with Deutsche Telekom in Germany; and a EUR 61.5 million 3G network expansion agreement with Taiwan’s Chunghwa Telecom.

•                  Nokia Siemens Networks won the first commercial deployment for its I-HSPA solution with TerreStar; made a cooperation deal with Intel in IPTV; and launched a new 3G Femto Home Access solution and then struck Femto cooperation deals with Airvana Inc. and Thomson.

•                  During the quarter Nokia Siemens Networks was the first company to successfully deploy hybrid backhaul in a live network. Hybrid backhaul is aimed at helping operators to reduce costs while boosting capacity.

•                  Nokia Siemens Networks continued to be on track to achieve the earlier announced cost synergy targets, including the planned personnel reductions.

•                  The integration work continues and Nokia Siemens Networks has defined its new values.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press and http://www.nokiasiemensnetworks.com/press.

NOKIA IN THE THIRD QUARTER 2007

(International Financial Reporting Standards (IFRS) comparisons given to the third quarter 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the third quarter 2007 are not directly comparable to results for the third quarter 2006. Nokia’s third quarter 2006 included the former Nokia Networks business group only.

Nokia’s net sales increased 28% to EUR 12 898 million (EUR 10 100 million). Net sales of Mobile Phones increased 3% to EUR 6 131 million (EUR 5 949 million). Net sales of Multimedia increased 23% to EUR 2 580 million (EUR 2 092 million). Net sales of Enterprise Solutions increased 105% to EUR 526 million (EUR 257 million). Net sales of Nokia Siemens Networks were EUR 3 674 million.

Operating profit increased to EUR 1 862 million (EUR 1 100 million), representing an operating margin of 14.4% (10.9%). Operating profit in Mobile Phones increased 78% to EUR 1 388 million (EUR 779 million), representing an operating margin of 22.6% (13.1%). Operating profit in Multimedia increased 57% to EUR 575 million (EUR 366 million), representing an operating margin of 22.3% (17.5%). Enterprise Solutions reported an operating profit of EUR 88 million (operating loss of EUR 65 million), representing an operating margin of 16.7% (-25.3%). Nokia Siemens Networks reported an operating loss of EUR 120 million representing an operating margin of -3.3%. Group Common Functions operating expenses totaled EUR 69 million (operating expenses EUR 111 million).

Financial income was EUR 67 million (EUR 34 million). Profit before tax and minority interests was EUR 1 924 million (EUR 1 145 million). Taxes included the positive impact of approximately EUR 70 million due to changes in deferred tax assets due to the decrease in the German statutory tax rate. Net profit totaled EUR 1 563 million (EUR 845 million). Earnings per share increased to EUR 0.40 (basic) and to EUR 0.40 (diluted), compared with EUR 0.21 (basic) and EUR 0.21 (diluted) in the third quarter of 2006.

NOKIA IN JANUARY - SEPTEMBER 2007

(International Financial Reporting Standards (IFRS) comparisons given to the January-September 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for the third quarter 2007 are not directly comparable to results for the third quarter 2006. Nokia’s third quarter 2006 included the former Nokia Networks business group only.

Nokia’s net sales increased 20% to EUR 35 341 million (EUR 29 420 million). Net sales of Mobile Phones decreased to EUR 17 645 million (EUR 17 693 million). Net sales of Multimedia increased 31% to EUR 7 512 million (EUR 5 741 million). Net sales of Enterprise Solutions increased 93% and totaled EUR 1 400 million (EUR 726 million). Net sales of Nokia Siemens Networks were EUR 8 810 million.

Operating profit increased to EUR 5 493 million (EUR 3 969 million), representing an operating margin of 15.5% (13.5%). Operating profit in Mobile Phones increased 26% to EUR 3 576 million (EUR 2 843 million), representing an operating margin of 20.3% (16.1%). Operating profit in Multimedia increased 57% to EUR 1 560 million (EUR 993 million), representing an operating margin of 20.8% (17.3%). Enterprise Solutions reported an operating profit of EUR 149 million (operating loss of EUR 194 million), representing an operating margin of 10.6% (-26.7%). Operating loss in Nokia Siemens Networks was EUR 1 308 million, representing an operating margin of -14.8%. Group Common Functions operating profit totaled EUR 1 516 million, including a gain of EUR 1 883 million.

In the period from January to September 2007, net financial income was EUR 175 million (EUR 163 million). Profit before tax and minority interests was EUR 5 695 million (EUR 4 155 million). Net profit totaled EUR 5 370 million (EUR 3 033 million). Earnings per share increased to EUR 1.37 (basic) and to EUR 1.36 (diluted), compared with EUR 0.74 (basic) and EUR 0.74 (diluted).

PERSONNEL

The average number of employees during January-September was 96 495. At September 30, 2007, Nokia employed a total of 112 913 people (68 483 people at December 31, 2006). The increase in personnel at September 30, 2007 is primarily attributable to Nokia Siemens Networks.

SHARES

The total number of Nokia shares on September 30, 2007 was 3 935 542 025. On September 30, 2007, Nokia and its subsidiary companies owned 101 992 828 Nokia shares, representing approximately 2.6 % of the total number of Nokia shares and the total voting rights.

Q3 2007 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Nokia Siemens Networks	Common Group Functions	Eliminations	Group

Net sales	6 131	2 580	526	3 674		-13	12 898
Gross profit	2 102	1 037	239	1 038	10		4 426
Gross margin, %	34.3	40.2	45.4	28.3			34.3

Research and development expenses	-304	-238	-63	-686	-95		-1 386
% of net sales	5.0	9.2	12.0	18.7			10.7

Selling and marketing expenses	-400	-202	-71	-352	-7		-1 032
% of net sales	6.5	7.8	13.5	9.6			8.0

Administrative and general expenses	-20	-13	-16	-146	-50		-245
% of net sales	0.3	0.5	3.0	4.0			1.9

Other operating income and expenses	10	-9	-1	26	73		99

Operating profit	1 388	575	88	-120	-69		1 862
Operating margin, %	22.6	22.3	16.7	-3.3			14.4

Q3 2006 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 949	2 092	257	1 804		-2	10 100
Gross profit	1 630	784	108	594	6		3 122
Gross margin, %	27.4	37.5	42.0	32.9			30.9

Research and development expenses	-296	-213	-74	-262	-60		-905
% of net sales	5.0	10.2	28.8	14.5			9.0

Selling and marketing expenses	-373	-186	-75	-128	-6		-768
% of net sales	6.3	8.9	29.2	7.1			7.6

Administrative and general expenses	-20	-11	-20	-54	-46		-151
% of net sales	0.3	0.5	7.8	3.0			1.5

Other operating income and expenses	-162	-8	-4	-19	-5		-198

Operating profit	779	366	-65	131	-111		1 100
Operating margin, %	13.1	17.5	-25.3	7.3			10.9

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	7-9/2007	Y-o-Y change,	7-9/2006	1-12/2006
		%

Europe	4 913	30	3 771	15 587
Middle-East & Africa	1 867	42	1 318	5 277
China	1 725	19	1 444	5 361
Asia-Pacific	2 812	32	2 125	8 361
North America	611	-10	679	2 970
Latin America	970	27	763	3 565

Total	12 898	28	10 100	41 121

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.07	Y-o-Y change,	30.09.06	31.12.06
		%

Europe	60 124	54	38 971	39 306
Middle-East & Africa	4 474	385	922	1 021
China	13 129	80	7 277	7 452
Asia-Pacific	17 331	84	9 420	9 868
North America	5 687	-4	5 918	5 574
Latin America	12 168	135	5 185	5 262

Total	112 913	67	67 693	68 483

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(unaudited)

	7-9/2007	7-9/2006	1-9/2007	1-9/2006	1-12/2006

Net sales	12 898	10 100	35 341	29 420	41 121
Cost of sales	-8 472	-6 978	-23 737	-19 834	-27 742

Gross profit	4 426	3 122	11 604	9 586	13 379
Research and development expenses	-1 386	-905	-4 027	-2 832	-3 897
Selling and marketing expenses	-1 032	-768	-3 084	-2 307	-3 314
Administrative and general expenses	-245	-151	-824	-484	-666
Other income	132	59	2 173	446	522
Other expenses	-33	-257	-349	-440	-536

Operating profit	1 862	1 100	5 493	3 969	5 488
Share of results of associated companies	-5	11	27	23	28
Financial income and expenses	67	34	175	163	207

Profit before tax	1 924	1 145	5 695	4 155	5 723
Tax	-364	-289	-745	-1 071	-1 357

Profit before minority interests	1 560	856	4 950	3 084	4 366
Minority interests	3	-11	420	-51	-60

Profit attributable to equity holders of the parent	1 563	845	5 370	3 033	4 306

Earnings per share, EUR (for profit attributable to the equity holders of the parent)
Basic	0.40	0.21	1.37	0.74	1.06
Diluted	0.40	0.21	1.36	0.74	1.05

Average number of shares (1 000 shares)
Basic	3 865 207	4 037 146	3 906 862	4 087 308	4 062 833
Diluted	3 919 284	4 048 306	3 947 207	4 099 655	4 086 529

Depreciation and amortization, total	367	181	926	533	712

Share-based compensation expense, total	65	42	169	100	192

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.09.2007	30.09.2006	31.12.2006
ASSETS
Non-current assets
Capitalized development costs	396	236	251
Goodwill	1 366	450	532
Other intangible assets	2 433	254	298
Property, plant and equipment	1 911	1 584	1 602
Investments in associated companies	328	211	224
Available-for-sale investments	335	284	288
Deferred tax assets	1 527	661	809
Long-term loans receivable	132	19	19
Other non-current assets	25	7	8
	8 453	3 706	4 031
Current assets
Inventories	2 890	2 275	1 554
Accounts receivable	9 754	5 777	5 888
Prepaid expenses and accrued income	2 999	1 910	2 496
Other financial assets	528	58	111
Available-for-sale investments, liquid assets	5 779	5 501	5 012
Available-for-sale investments, cash equivalents	1 617	1 310	2 046
Bank and cash	1 762	1 115	1 479
	25 329	17 946	18 586
Total assets	33 782	21 652	22 617

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	575	2 593	2 707
Treasury shares	-2 211	-1 365	-2 060
Translation differences	-102	7	-34
Fair value and other reserves	19	-49	-14
Reserve for invested non-restricted equity	2 460	—	—
Retained earnings	12 149	9 752	11 123
	13 136	11 184	11 968
Minority interests	2 570	86	92
Total equity	15 706	11 270	12 060

Non-current liabilities
Long-term interest-bearing liabilities	242	70	69
Deferred tax liabilities	1 029	140	205
Other long-term liabilities	129	119	122
	1 400	329	396
Current liabilities
Current portion of long-term loans	25	—	—
Short-term borrowing	679	266	247
Accounts payable	6 542	4 264	3 732
Accrued expenses	5 629	3 206	3 796
Provisions	3 801	2 317	2 386
	16 676	10 053	10 161
Total shareholders’ equity and liabilities	33 782	21 652	22 617
Interest-bearing liabilities	946	336	316
Shareholders’ equity per share, EUR	3.43	2.79	3.02
Number of shares (1 000 shares) (1)	3 833 549	4 009 905	3 965 730

(1) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(unaudited)

	1-9/2007	1-9/2006	1-12/2006
Cash flow from operating activities
Profit attributable to equity holders of the parent	5 370	3 033	4 306
Adjustments, total	-650	1 338	1 857
Profit attributable to equity holders of the parent before change in net working capital	4 720	4 371	6 163
Change in net working capital	1 037	-801	-793
Cash generated from operations	5 757	3 570	5 370
Interest received	238	175	235
Interest paid	-41	-7	-18
Other financial income and expenses, net received	-23	44	54
Income taxes paid	-764	-963	-1 163
Net cash from operating activities	5 167	2 819	4 478

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	328	-388	-517
Purchase of current available-for-sale investments, liquid assets	-3 862	-2 879	-3 219
Purchase of non-current available-for-sale investments	-66	-66	-88
Purchase of shares in associated companies	-13	-8	-15
Additions to capitalized development costs	-128	-82	-127
Long-term loans made to customers	-73	-12	-11
Proceeds from repayment and sale of long-term loans receivable	19	56	56
Recovery of impaired long-term loans made to customers	—	276	276
Proceeds from (+), payment of (-) other long-term loans receivable	-10	-2	-3
Proceeds from (+), payment of (-) short-term loans receivable	-27	235	199
Capital expenditures	-592	-462	-650
Proceeds from disposal of shares in associated companies	—	1	1
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	3 091	4 124	5 058
Proceeds from sale of non-current available-for-sale investments	28	20	17
Proceeds from sale of fixed assets	108	24	29
Dividends received	13	—	—
Net cash used in/from investing activities	-1 184	837	1 006

Cash flow from financing activities
Proceeds from stock option exercises	148	34	46
Purchase of treasury shares	-2 883	-2 675	-3 371
Proceeds from long-term borrowings	141	57	56
Repayment of long-term borrowings	-30	-7	-7
Proceeds from (+), payment of (-) short-term borrowings	222	-106	-137
Dividends paid	-1 722	-1 553	-1 553
Net cash used in financing activities	-4 124	-4 250	-4 966

Foreign exchange adjustment	-5	-39	-51
Net increase (+)/decrease (-) in cash and cash equivalents	-146	-633	467
Cash and cash equivalents at beginning of period	3 525	3 058	3 058
Cash and cash equivalents at end of period	3 379	2 425	3 525

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2005	266	2 458	-3 616	69	-176	—	13 154	12 155	205	12 360
Tax benefit on stock options exercised		17						17		17
Translation differences				-115				-115	-9	-124
Net investment hedge gains, net				53				53		53
Cash flow hedges, net of tax					127			127		127
Available-for-sale investments, net of tax					0			0		0
Other increase, net							4	4	-1	3
Profit							3 033	3 033	51	3 084
Total recognized income and expense	—	17	—	-62	127	—	3 037	3 119	42	3 160
Stock options exercised		34						34		34
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		62						62		62
Settlement of performance shares		3	34					37		37
Acquisition of treasury shares			-2 713					-2 713		-2 713
Reissuance of treasury shares			3					3		3
Cancellation of treasury shares	-20	20	4 927				-4 927	—		—
Dividend							-1 512	-1 512	-41	-1 553
Acquisition of minority interests								—	-119	-119
Total other equity movements	-20	118	2 251	—	—	—	-6 439	-4 090	-160	-4 250
Balance at September 30, 2006	246	2 593	-1 365	7	-49	—	9 752	11 184	87	11 270

Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060
Excess tax benefit on share-based compensation		88						88	4	92
Translation differences				-89				-89	4	-85
Net investment hedge gains, net				21				21		21
Cash flow hedges, net of tax					-18			-18		-18
Available-for-sale investments, net of tax					51			51		51
Other increase, net							74	74		74
Profit							5 370	5 370	-420	4 950
Total recognized income and expense	—	88	—	-68	33	—	5 444	5 497	-412	5 085
Stock options exercised		49				99		148		148
Stock options exercised related to acquisitions		-3						-3		-3
Share-based compensation		164						164		164
Settlement of performance shares		-69	44					-25		-25
Acquisition of treasury shares			-2 934					-2 934		-2 934
Reissuance of treasury shares		0	6					6		6
Cancellation of treasury shares			2 733				-2 733	—		—
Share issue premium reduction and transfer		-2 361				2 361		—		—
Dividend							-1 685	-1 685	-37	-1 722
Minority interest on formation of Nokia Siemens Networks								—	2 927	2 927
Total of other equity movements	—	-2 220	-151	—	—	2 460	-4 418	-4 329	2 890	-1 439
Balance at September 30, 2007	246	575	-2 211	-102	19	2 460	12 149	13 136	2570	15 706

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.07	30.09.06	31.12.06

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	28	27	27

Contingent liabilities on behalf of Group companies
Guarantees for loans	170	—	—
Other guarantees	2 540	407	358

Contingent liabilities on behalf of other companies
Guarantees for loans	3	28	23
Other guarantees	1	2	2

Leasing obligations	502	605	665

Financing commitments
Customer finance commitments	357	214	164
Venture fund commitments	189	245	208

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1)
(unaudited)

	30.09.07	30.09.06	31.12.06

Foreign exchange forward contracts (2)	38 251	32 843	29 859
Currency options bought (2)	4 221	380	404
Currency options sold (2)	350	189	193
Interest rate swaps and futures	408	3 211	—
Cash settled equity options (3)	23	133	45

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.387 USD

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation;  G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – October 18, 2007

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to report its Q4 and full year 2007 results on January 24, 2008

• The Annual General Meeting is scheduled to be held on May 8, 2008

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel